CTDC Announces Production of SnO2 Base Plates has Achieved Targeted Specifications and Started
Installation of Advanced Production Line

HONG KONG – June 27, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin-film technology, today announced that its current production line has successfully produced SnO2 base plates which meets the advanced specifications desired for commercial sales. The initial batch has already shipped to China Stream Fund Solar, a-Si thin-film modules producer in Jiangsu for pilot use. SnO2 base plates are key components of a-Si thin film PV products, and the success of this initiative marks an important step in CTDC’s evolution and demonstrates strong progress since the initial testing was announced in May, 2008.

To facilitate the continued development and innovation of its thin-film products, especially the SnO2 base plates, CTDC now anticipates dedicating the current production line to R&D initiatives for the foreseeable future. The focus on R&D will facilitate the continued advancement of future products and directly contribute to the Company’s long term growth. Given the planned allocation of the existing line to development purposes, CTDC took delivery of an advanced SnO2 base plate production line in late June which this is currently being installed in the Company’s Zhangzhou Development Zone facility near Xiamen, China.

The Company expects this production line will directly benefit from the R&D that has been conducted on the existing production line and engineering input from the Company’s partners, Terra Solar Global Inc and Chinese United Semiconductor Equipment Manufacturing Inc. The adoption of an advanced heating process and an improved SnO2 spray application will contribute to a 50% reduction in energy consumption and higher continuous working hours, as well as producing SnO2 base plates with greater electrical conductivity stability. The production line is expected to be fully installed in July.

“CTDC has demonstrated strong progress in recent months as we move closer to our short-term goal of commercialized production of our SnO2 base plates,” commented Alan Li, Chairman and Chief Executive Officer of CTDC. “While there remains some critical work ahead of us before we fully realize this goal, these initial results have reinforced our belief in the potential of this technology. Our focus on R&D will enhance our ability to evolve into a comprehensive provider of a-Si thin film solar products.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

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